UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Sustainability: Petrobras aims to achieve net zero emissions from operations

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Rio de Janeiro, September 20, 2021 - Petróleo Brasileiro S.A. – Petrobras announces its ambition to achieve net zero greenhouse gas emissions from operations under its control (scopes 1 and 2), and its intention to leverage its influence to achieve the same in non-operated assets, in a timeframe compatible with that established by the Paris Agreement.

The decision is part of the strategy of the member companies of the Oil and Gas Climate Initiative (OGCI), of which Petrobras is a member. The CEOs of the member companies, therefore, direct a relevant part of the O&G industry towards mitigating the adverse effects of global climate change. With this new initiative, the members aim to achieve net zero emissions, recognizing that they have many, but not all, the answers as to how to get there.

Over the past 11 years, Petrobras has improved its carbon efficiency in exploration and production by 47%, and is currently one of the most efficient oil and gas producers in the world. We have established a set of sustainability commitments with a 2025/2030 horizon, including a target to reduce our absolute operating emissions.

This announcement shows our intention to continue this trajectory, contributing to the Paris Agreement and maintaining our competitiveness as a low-cost, low-carbon producer.

Check out the full OGCI statement released today on the subject.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer